Mail Stop 3561

March 8, 2007

Mr. Robert C. Lyons
Vice President, Chief Financial Officer and Director
500 West Monroe Street
Chicago, Illinois 60661-3676

Re: GATX Financial Corporation
Form 10-K for the year ended December 31, 2005
Filed March 10, 2006
File No. 001-08319

Dear Mr. Lyons:

We have reviewed your response letter dated March 1, 2007 and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2005
Note 6. Investments in Affiliated Companies, page 51

> 1. We note from your response to our prior comment that you do not intend to amend your Form 10-K for the year ended December 31, 2005 to provide the audited financial statements of Pembroke and CL Air as required by Rule 3-09 of

Regulation S-X. Please note that because your 2005 financial statements are not considered compliant with Regulation S-X, you will not be able to be declared effective on any registration statement which includes, or incorporates by reference, the 2005 financial statements except for those described in the Instructions to Item 9.01 of Form 8-K.

Form 8-K furnished December 6, 2006
Unaudited Pro Forma Statements of Income for each of the fiscal years ended December 31, 2005, 2004 and 2003

2. We note from your footnotes to the pro forma condensed consolidated statements of income that the adjustments reflect the interest costs associated with the debt secured by certain Air Assets and subsequently repaid with the proceeds from the sales. In future filings, please revise your disclosures to clearly explain how that interest expense was calculated, including the amount of debt and interest rate assumed. Also, please revise your footnote on the tax adjustment to include the applicable income tax rate used in the calculation.

Other
3. Please file your correspondence letter dated March 1, 2007 on the EDGAR system. Also, please ensure the appropriate date is included on the letter.

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You may contact Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief